EXHIBIT 99.1

Almaden Announces Proposed Non-Brokered Private Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, March 10, 2020 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE American) is pleased to announce a proposed non-brokered private placement financing (the "Offering") of up to 4,900,000 units, which may be increased, (the “Units”) at a price of $0.41 per Unit.

Each Unit will consist of one common share of the Company and one non-transferable common share purchase warrant, each whole share purchase warrant (a "Warrant") entitling the holder to purchase one common share of the Company at a price of $0.65 per share for 3 years following the closing of the Offering.

Almaden intends to use the net proceeds of the Offering for permitting activities relating to the Ixtaca project, and for general corporate purposes. Certain insiders of the Company may participate in the Offering. The issuance of Units to insiders of the Company pursuant to the Offering will be considered related party transactions within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (MI 61-101). The Company intends to rely on exemptions from the formal valuation and minority approval requirements of sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such insider participation, based on a determination that fair market value of the participation in the Offering by insiders will not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

The Company may pay finders’ fees in connection with the Offering in cash, shares, warrants or combinations thereof.

Closing of the Offering is anticipated to be on or about March 26, 2020 (the “Closing Date”) and is subject to receipt of applicable regulatory approvals including approval of the TSX and NYSE American exchanges. The securities issued will be subject to a standard four month hold period in Canada.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

THIS NEWS RELEASE, PROVIDED PURSUANT TO APPLICABLE CANADIAN REQUIREMENTS, IS NOT FOR DISTRIBUTION TO UNITED STATES NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THE OFFERING IN QUESTION HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the proposed Offering, the composition of the Units, and the intended use of net proceeds of the Offering.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release.   Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the Company’s forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/